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EXHIBIT 99.1

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
		(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$182	$1,133	$2,663	$3,815
Fixed charges	2,883	3,203	8,608	8,712

	$3,065	$4,336	$11,271	$12,527

Fixed charges(1)(2):
Interest expense	$2,842	$3,158	$8,482	$8,574
Estimated interest component of net rental expense	41	45	126	138

	$2,883	$3,203	$8,608	$8,712

Ratio of earnings to fixed charges	1.06	1.35	1.31	1.44

Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$182	$1,133	$2,663	$3,815
Fixed charges	1,233	1,464	3,463	4,292

	$1,415	$2,597	$6,126	$8,107

Fixed charges(1)(2):
Interest expense	$2,842	$3,158	$8,482	$8,574
Less: interest on deposits	(1,650)	(1,739)	(5,145)	(4,420)
Estimated interest component of net rental expense	41	45	126	138

	$1,233	$1,464	$3,463	$4,292

Ratio of earnings to fixed charges	1.15	1.77	1.77	1.89

(1)
As defined in Item 503(d) of Regulation S-K.
(2)
Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.

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  EXHIBIT 99.1